SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. n.º 06.164.253/0001-87

N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 20, 2010

Date, Time and Place: December 20, 2010, at 02:00 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 15 – Meeting room of the Board of Directors, Jardim Aeroporto, São Paulo (“Company”). Attendance: All the members of the Board of Directors of the Company. Call notice: Waived, due to the attendance of all the members of the Board of Directors. Presiding board of the meeting: Chairman: Mr. Constantino de Oliveira Junior, who invited me, Henrique Constantino, to act as secretary of the meeting. Agenda: To pass resolutions on the following matters: (a) approval of the Company’s budget for fiscal year 2011; (b) reviewing and approval of the Business- Strategic Plan, for the period of 2011 to 2015; (c) confirmation of the number of options granted for year 2011, in accordance with the Company’s Stock Purchase Option Plan approved on December 09, 2004, as amended (“Option Plan”) and confirmation of the adjustments made by the People Management and Corporate Governance Committee, in relation to the options granted for fiscal year 2010; (d) amendment to the Bylaws of the People Management and Corporate Governance Committee and Audit Committee; (e) election of a new member to the People Management and Corporate Governance Committee and Audit Committee; (f) confirmation of the increase of capital of the Company, as a result of the exercise of the stock purchase option, in accordance with the Company’s Option Plan; Resolutions: After the necessary explanations were provided, the following matters were approved by unanimous vote: (a) approval of the Company’s budget for fiscal year 2011, the original copy of which is initialed by the presiding board of the meeting and filed with the Company’s head-office; (b) reviewing and approval of the Business-Strategic Plan, for the period of 2011 to 2015, which original is initialized by the Board and will be filed at the headquarters; (c) confirmation of the granting, by the People Management and Corporate Governance Committee, of 2,722,444 stock purchase options of the Company, for fiscal year 2011, and confirmation of the adjustments made by the Committee due to the admissions and reorganizations of some offices of the board of executive officers of the Company, and as a result of such adjustments the total number of options granted for fiscal year 2010 was 2,556,304; (d) amendment to the Bylaws of the following Committees: (i) People Management and Corporate Governance Committee, for inclusion of the duty to create and from time to time review the Company’s Policy for contracting with its related parties, and the amendment of its Article 2, in order to add another member in the composition of the Committee, according to the proposed amendment attached hereto (Annex I), an original copy of which, after duly approved, will be signed and filed with the Company’s head-office, and (ii) Audit Committee, for inclusion of the duty for the respective Committee to control and inspect the implementation of the above mentioned policy, as per the proposed amendment attached hereto (Annex II), an original copy of which, after duly approved, will be signed and filed with the Company’s head-office; (e) election of Mr. Constantino de Oliveira Júnior,  Brazilian, married, businessman, bearer of identity card R.G. nº 929.100 SEP/DF and enrolled with the C.P.F. under nº 417.942.901-25, to be a member of the People Management and Corporate Governance Committee, until the next election of the members thereof; (f) confirmation of the increase of capital of the Company, up to the limit of the authorized capital, in the amount of R$ 347,818.92, upon issuance of 21.548 preferred shares, all of them registered and without face value, as a result of the exercise of the stock purchase option granted under the Options Plan. In consequence, the Company’s capital was increased to R$ 2,315,611,189.41, represented by 137,032,734 common shares and 133,303,934 preferred shares, all of them registered and with no face value. The shares now issued are identical to those already existing, and under the terms of the Option Plan they shall be entitled to the same rights conferred to the other shares of the same type, including receipt of dividends and interest on the own capital: (i) approval of the exclusion of the preemptive rights of the current shareholders of the Company upon the subscription of new preferred shares, in conformity with the provisions in Article 171, paragraph three, of the Corporation Law; and (ii) the total issuance price was set at R$ 347,818.92, in accordance with the provisions in Article 147, paragraphs 1 and 2 of Law 6404/76, as amended. Adjournment of the Meeting and Drawing-up of the Minutes: The chairman offered the floor to whom might wish to use it, and since nobody did so, the meeting was adjourned for the necessary time for these minutes to be drawn-up, which, upon the reopening of the meeting, were read, checked and signed by attendees. I hereby certify this present instrument is a free translation of the minutes drawn up in the Company’s records.

São Paulo, December 20, 2010.

_____________________________ Constantino de Oliveira Junior Chairman	_____________________________ Henrique Constantino Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.